February 27, 2006

Mail Stop 4561

Mr. Don Sproat
President, CEO, and CFO
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, FL 32819

> **Re:** **Taylor Madison Corp.**
> **Form 10-K/A for the year ended June 30, 2004**
> **Filed February 17, 2006**
> **File No. 001-15034**

Dear Mr. Sproat:

We have completed our review of your Form 10-K/A and related filings and do not, at this time, have any further comments.

Sincerely,

Kristi Beshears
Staff Accountant